الخدمات التجارية الحكومية
Government Business Services
business.gov.om

سلطنة عمان
وزارة التجارة والصناعة

Sultanate of Oman
Ministry of Commerce and Industry

شهادة تسجيل تجاري

تشهد أمانة السجل التجاري بأن

أوماجين ش م م

OMAGINE L L C

قد سجل/سجلت تحت رقم سجل تجاري 1080151 بتاريخ 2009/11/23

الشكل القانوني : شركة محدودة المسؤولية(خاضعة لقانون الاستثمار الاجنبي)

المركز الرئيسي: محافظة مسقط/بوشر/العذيبة الجنوبية

وذلك وفقا لأحكام قانون السجل التجاري رقم 74/3م الصادر بتاريخ 1974/5/14م وتعديلاته, واحكام قانون تنظيم و تشجيع الصناعة رقم 79/1م الصادر بتاريخ 1979/1/4م

ملاحظات:

أمانة السجل التجاري

1. تنتهي صلاحية هذه الشهادة بتاريخ **2014/11/22**
2. هذه الشهادة لإثبات التسجيل, وفي حالة طلب معلومات مفصلة يرجع إلى نسخة التسجيل المفصلة المصدقة من أمانة السجل التجاري
3. يجب تقديم طلب التجديد خلال مدة لا تتجاوز الشهر التالي لانتهاء مدة القيد طبقا للقرار الوزاري رقم 1986/121م وتعديلاته

طبعت هذه الشهادة بواسطة: باسم علي تميم الوهيبي بتاريخ: 2011/09/13

Oman عُمان

الخدمات التجارية الحكومية
Government Business Services
business.gov.om

سلطنة عُمان
وزارة التجارة والصناعة

Sultanate of Oman
Ministry of Commerce and Industry

CR Number 1080151 | 1080151 **رقم السجل التجاري**

English		العربية	
Commercial Name	OMAGINE L L C	أوماجين ش م م	**الاسم التجاري**
Legal Status	L.L.C (Subject To Foreign Investment Rules)	شركة محدودة المسؤولية(خاضعة لقانون الاستثمار الاجنبي)	**الشكل القانوني**
Head Q	Muscat Governorate/Bawshar/South Aludhaybah	محافظة مسقط/بوشر/العذيبة الجنوبية	**المركز الرئيسي**
P.O.Box:	708	708	**ص.ب:**
Postal Code:	115	115	**رمز بريدي:**
Telephone:			**هاتف:**
Fax:			**فاكس:**
Email:			**البريد الإلكتروني:**
Establishment Date:	23/11/2009	2009/11/23	**تاريخ التأسيس:**
Duration:	Unlimited	غير محدد	**المدة:**
Registration Date:	23/11/2009	2009/11/23	**تاريخ التسجيل التجاري :**
Expiry Date:	22/11/2014	2014/11/22	**تاريخ انتهاء السجل التجاري:**
Fiscal Year End:	31/12	12/31	**تاريخ انتهاء السنة المالية:**
Cash Capital:	150,000	150,000	**رأس المال النقدي:**
Kind Capital:	0	0	**رأس المال العيني:**
Total Capital (Omani Riyal):	150,000	150,000	**رأس المال الكلي (بالريال العماني):**
No. of Shares:	1500000	1500000	**عدد الأسهم:**
Share Value :	0.100	0.100	**قيمة السهم:**
Percentage of Foreign Investment:	70.00	70.00	**نسبة الإستثمار الأجنبي:**
Foreign Company Name			**اسم الشركة الأجنبية**
Legal Status of Mother Company			**الشكل القانوني للشركة الأم**
Country of Origin:			**البلد الأصلي:**

Branches and Commercial Activities — الفروع و الأنشطة التجارية المسجلة

Commercial Activities Registered in Headquarter — الأنشطة التجارية المسجلة بالمركز الرئيسي

452001:Building and construction contract (general constructions of residential and non-residential buildings).	452001:مقاولات البناء والتشييد (أنشاءات عامة للمباني السكنية والغير سكنية)
701002:Renting and operating self-owned or leased real estate (residential and non-residential)	701002:إدارة وتأجير العقارات المملوكة أو المؤجرة (السكنية وغير السكنية)
749913:Management of (showrooms,tourist and industrial projects)	749913:ادارات (الصالات , المشاريع السياحة, المشاريع الصناعية)
551005:Banqueting and ceremony halls and palaces	551005:قصور وصالات الأفراح

أمانة السجل التجاري

2011/09/13

مستخرج الشهادة :
باسم علي تميم الوهيبي

Oman عُمان

الخدمات التجارية الحكومية
Government Business Services
business.gov.om

سلطنة عُمان
وزارة التجارة والصناعة

Sultanate of Oman
Ministry of Commerce and Industry

CR Number 1080151 | 1080151 **رقم السجل التجاري**

701001:Buying, selling and subdividing real estate into lots. | 701001:شراء وبيع الأراضي والعقارات وتقسيمها

Name		شركة اتحاد المقاولين العمانية ش م م	**الاسم**
Commercial Registration Number:	1118005	1118005	**رقم السجل التجاري:**
	Limited Liability Partner	شريك محدود المسؤولية	
Num. and Percentage Shares:	75000 (5.00)%	(5.00)% 75000	**عدد ونسبة الحصص :**

Name		اوماجين انك	**الاسم**
Nationality:	United States of America	الولايات المتحدة الأمريكية	**الجنسية:**
	Limited Liability Partner	شريك محدود المسؤولية	
	890000 (59.33)%	(59.33)% 890000	**عدد ونسبة الحصص :**
Name		جورني اوف لايت دروهان	**الاسم**
Nationality:	United States of America	الولايات المتحدة الأمريكية	**الجنسية:**
	Limited Liability Partner	شريك محدود المسؤولية	
	10000 (0.67)%	(0.67)% 10000	**عدد ونسبة الحصص :**
Name		مكتب شؤون البلاط السلطانى	**الاسم**
Nationality:	Oman	عمان	**الجنسية:**
	Limited Liability Partner	شريك محدود المسؤولية	
	375000 (25.00)%	(25.00)% 375000	**عدد ونسبة الحصص :**
Name		شركة إتحاد شركات المقاولات اس إية	**الاسم**
Nationality:	Panama	بنما	**الجنسية:**
	Limited Liability Partner	شريك محدود المسؤولية	
	150000 (10.00)%	(10.00)% 150000	**عدد ونسبة الحصص :**

Authorized Managers and Signatories | أسماء المفوضين بالإدارة و التوقيع

أمانة السجل التجاري

2011/09/13

مستخرج الشهادة :
باسم علي تميم الوهيبي

Oman عُمان

الخدمات التجارية الحكومية
Government Business Services
business.gov.om

سلطنة عُمان
وزارة التجارة والصناعة

Sultanate of Oman
Ministry of Commerce and Industry

CR Number 1080151 | رقم السجل التجاري 1080151

Name	الاسم فرانسيس جوسيف دروهان
Nationality: United States of America	الجنسية: الولايات المتحدة الأمريكية
ID Type: Passport **ID Number:** 430642682	نوع الهوية: جواز سفر رقم الهوية: 430642682
Designation: Authorized Manager - Solely	صفة التفويض: مدير مفوض - منفردا
Authorization Type: Full	نوعية التفويض: كلي
Authorization Limit: Unlimited	حدود التفويض: غير محدد
Notes:	ملاحظات:
Registration Date: 11/23/2009	تاريخ التسجيل : 2009/11/23

Name	الاسم سام همدان
Nationality: United States of America	الجنسية: الولايات المتحدة الأمريكية
ID Type: Passport **ID Number:** 452054653	نوع الهوية: جواز سفر رقم الهوية: 452054653
Designation: Authorized Partner - Solely	صفة التفويض: شريك مفوض - منفردا
Authorization Type: Full	نوعية التفويض: كلي
Authorization Limit: Unlimited	حدود التفويض: غير محدد
Notes:	ملاحظات:
Registration Date: 06/19/2011	تاريخ التسجيل : 2011/06/19

أمانة السجل التجاري

2011/09/13

مستخرج الشهادة :
باسم علي تميم الوهيبي

E-mail : info@mocioman.gov.om، البريد الإلكتروني - Ministry Website : www.mocioman.gov.om، موقع الوزارة
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